FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

April 26, 2016

Filed via EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Fund Allocator Series (the “Registrant”)

                        (File Nos. 333-13601; 811-07851)

Dear Ms. Rossotto:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on April 15, 2016 with regard to Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on March 1, 2016 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed to change the name of the Franklin LifeSmart™ 2015 Retirement Target Fund, a series of the Registrant, to the Franklin LifeSmart™ Retirement Income Fund (the “Fund”), and to reflect the addition of a managed distribution policy and income generation strategy to the Fund.  In addition, the Amendment was filed to reflect the redesignation of the asset allocation fee paid to the Fund’s investment manager to an investment management fee and to reflect other related changes.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

Prospectus Fund Summary

1.         Comment:  Please confirm whether the Fund will be investing in emerging markets securities as a principal investment.  If so, please add such disclosure to the “Principal Investment Strategies” section.  If not, please delete the applicable risk.

Response:  The disclosure has been revised as requested.

2.         Comment:  Please clarify whether the exchange traded funds (ETFs) that the Fund may invest in include affiliated and/or unaffiliated ETFs.

Response:  The disclosure has been revised as requested.

3.         Comment:  Please include additional disclosure regarding the alternative (non-traditional) investments to which the Fund’s assets will be allocated and the associated risks.

Response:  The disclosure has been revised accordingly.

U.S. Securities and Exchange Commission

April 26, 2016

4.         Comment:  Please explain to what asset classes the derivative investments in which the Fund invests will be allocated and revise the disclosure accordingly, if necessary.

Response:  The derivatives to be used by the Fund in connection with its income generation strategy will be attributed to the Fund’s equity allocation.  Applicable disclosure has been included in the prospectus.

5.         Comment:  With respect to the fifth paragraph under the “Principal Investment Strategies” section, please provide an explanation of what a return of capital means and the associated impact on shareholders.

            Response:  The requested disclosure is included under the “Taxes” section in the Fund Summary.

6.         Comment:  With respect to the eighth paragraph under the “Principal Investment Strategies” section, with respect to the description of the selection of fixed-income funds, please explain whether the investment manager considers any specific credit quality or maturity standards in its selection for this Fund.  If so, please disclose.

Response:  There are no restrictions on the percentage of the Fund’s assets that may be exposed to fixed income securities of a certain credit quality, maturity or duration, other than the Fund’s overall fixed income asset allocation limits.

7.         Comment:  By reference to the “Derivative Instruments” risk under the heading “Principal Risks,” please consider adding specific risk disclosure with respect to the types of derivatives utilized by the Fund, as opposed to the types of derivatives utilized by the underlying funds.

Response:  The Registrant believes that the Fund’s “Derivatives Instruments” risk encompasses all of the principal risks of investing directly in the types of derivatives in which the Fund may invest.

Prospectus Fund Details

8.         Comment: If investments in underlying funds that provide exposure to commodities are a principal investment strategy, include the strategy and risks in the Fund Summary.  If not, please include disclosure in the “Fund Details” section that clarifies that such investments are not a principal investment strategy.

Response:  The disclosure has been revised accordingly.

9.         Comment:  As noted above in the Fund Summary section, by reference to the “Derivative Instruments” risk under the heading “Principal Risks,” please consider adding specific risk disclosure with respect to the types of derivatives utilized by the Fund, as opposed to the types of derivatives utilized by the underlying funds.

Response:  The Registrant believes that the Fund’s “Derivatives Instruments” risk encompasses all of the principal risks of investing directly in the types of derivatives in which the Fund may invest.

10.       Comment:  With respect to the “Account Policies-Calculating Share Price” section, please clarify whether the Fund itself has fair valuation procedures approved by the Board.

U.S. Securities and Exchange Commission

April 26, 2016

Response:  The Board of Trustees of the Trust has adopted fair valuation procedures for the Fund.  The Fund’s only direct investments are in connection with its income generation strategy.  References to the Fund’s procedures with respect to valuing options are included under the “Security Valuation-Options” sub-section in the “Account Policies-Calculating Share Price” section.

Statement of Additional Information

11.       Comment:  With respect to the Fund’s fundamental investment restriction on lending, please provide an explanation on why the Registrant believes “direct corporate loans” should be an exception to the 33 1/3% limitation. Also, please add disclosure explaining this adjacent to the fundamental investment restriction on lending.

Response:  The Fund’s fundamental investment restriction regarding making loans recites the Fund’s policy with respect to making loans to other persons, as required by Section 8(b)(1) of the 1940 Act, and excepts from that restriction engaging “in direct corporate loans in accordance with its investment goals and policies,” along with other debt securities and other debt instruments and loan participations.  “Direct corporate loans” or direct investments in corporate loans are described in the Fund’s statement of additional information to reference the debt instrument the Fund would acquire as an initial investor in a new corporate loan structured by a lender or group of lenders where the Fund will have a direct contractual relationship with the borrower (as opposed to a participation interest where the Fund’s sole contractual relationship is with the seller of the interest).  Purchasing loans or an interest in a loan in this fashion would allow the Fund to avoid the credit risk of the agent bank or other intermediary.  The Registrant believes that these types of loan instruments are an important part of the corporate loan market and does not believe that a limitation on the purchase of direct corporate loans (or the purchase of any of the other loan instruments excepted from the restriction), is required by the 1940 Act.  Section 21 of the 1940 Act states that “[i]t shall be unlawful for any registered management company to lend money or property to any person, directly or indirectly, if: (a) the investment policies of such registered company . . . do not permit such a loan; or (b) such person controls or is under common control with such registered company . . .” With respect to adding disclosure to the SAI in this regard, the Registrant will take such request under advisement for future filings.

12.       Comment:  With respect to the Fund’s fundamental investment restriction on concentration, please note that to the extent that the Fund is invested in underlying funds, the Commission takes the position that the Fund should look through to the holdings of the underlying funds to monitor its industry concentration policy.  Accordingly, when the Fund determines its concentration, please confirm that it will look through affiliated funds and will not ignore information about unaffiliated funds. Also, please add disclosure explaining this adjacent to the fundamental investment restriction on concentration.

Response:  The Registrant confirms that it will monitor its policy regarding concentration in light of the policies of the affiliated underlying funds in which it invests and will not ignore information regarding the unaffiliated funds in which it invests. With respect to adding disclosure to the SAI in this regard, the Registrant will take such request under advisement for future filings.

U.S. Securities and Exchange Commission

April 26, 2016

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Karen L. Skidmore

Karen L. Skidmore

Vice President and Secretary